Agent Lift, Inc. (the “Company”) a California Corporation

Financial Statements

For the period from inception (May 27, 2026) through October 20, 2026

Unaudited

Agent Lift, Inc.

Balance Sheet

Balance Sheet	Oct 20, 2026
Assets	
Current assets:	
Cash and cash equivalents	$1,440.35
Accounts receivable	$0.00
Prepaid expenses and other assets	$0.00
Total current assets	**$1,440.35**
Property and equipment - net	$0.00
Total assets	**$1,440.35**
Liabilities and Stockholders' Equity	
Current liabilities:	
Accounts payable	-$62.82
Accrued expenses	$0.00
Deferred revenue and other liabilities	$0.00
Total current liabilities	**-$62.82**
Convertible notes (if any)	$0.00
Other long term liabilities	$0.00
Total liabilities	**-$62.82**
Stockholders' Equity:	
Total value of common stock issued	$1,500.00
Total value of preferred stock issued	$0.00
SAFE - future equity obligation	$6,000.00
Additional paid-in capital	-$5,996.83
Total stockholders' equity:	**$1,503.17**
Total liabilities and stockholders' equity:	**$1,440.35**

Additional paid-in capital is presented net of accumulated deficit.

Unaudited

Agent Lift, Inc.

Income Statement

Income Statement	Period Ended Oct 20, 2026
Revenue - net	$0.00
Cost of revenue	$0.00
Gross profit/loss	**$0.00**
Operating expenses	$6,480.27
Operating profit/loss	**-$6,480.27**
Other income/expense	$8.44
Net profit/loss	**-$6,471.83**

Unaudited

Agent Lift, Inc.

Statement of Cash Flows

Statement of Cash Flows	Period Ended Oct 20, 2026
Cash flows from operating activities	-$6,534.65
Cash flows from financing activities	$7,975.00
Cash flows from investing activities	$0.00
Cash at beginning of period	$0.00
Net increase/decrease in cash	**$1,440.35**
Cash at the end of period	**$1,440.35**

Agent Lift, Inc.

Statement of Changes in Equity

Statement of Changes in Equity	Period Ended Oct 20, 2026
Opening Balance	$0.00
Net profit/loss	-$6,471.83
Stock Issued (common stock and owner contributions)	$1,975.00
Preferred Stock Issued	$0.00
SAFE - future equity obligation	$6,000.00
Ending Balance	**$1,503.17**

Agent Lift, Inc.

Notes to the Financial Statements

For the period from inception (May 27, 2026) through October 20, 2026

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1. ORGANIZATION AND PURPOSE

Agent Lift, Inc. (the "Company") is a corporation organized in May 2026 under the laws of California. The Company is developing a real estate technology platform and has not yet generated revenue.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Income Taxes

No provision for income taxes has been recorded as the Company has incurred net losses since inception.

3. SAFE AGREEMENTS

During the period, the Company received $6,000 under Simple Agreements for Future Equity ("SAFEs"). The SAFEs entitle the holders to receive equity in the Company upon a qualifying future equity financing or liquidity event, subject to the terms of the agreements. The SAFEs are presented within stockholders' equity as a future equity obligation.

4. GOING CONCERN

The Company is in the early stages of operations, has not generated revenue, and has incurred a net loss of $6,471.83 since inception. As of October 20, 2026, the Company held cash of $1,440.35. The Company's ability to continue operations depends on its ability to raise additional capital. These factors

raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

5. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

6. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.